Exhibit 99.1

PERNOD RICARD – FORTUNE BRANDS:

Finalisation of the Allied Domecq brands disposals

Press release - Paris, 31 January 2006 –

As planned, following the acquisition of Allied Domecq, Pernod Ricard finalised on 27th January 2006 the transfer to Fortune Brands of their brands (notably Canadian Club, Courvoisier, Sauza, Maker’s Mark) and almost the entirety of the related assets.

The brands acquired by Fortune Brands were initially valued at £2.8 billion. The finally determined financial contributions of these brands will give rise to an additional payment by Fortune Brands to Pernod Ricard of around £199 million. This payment will be settled in March 2006 together with other price adjustments, such as working capital which is estimated on a provisional basis to give rise to £82  million payment in favor of Fortune Brands.

The tax charge related to these disposals, originally estimated at between 5 and 10% of the value of the assets, should eventually be close to 5%.

Commenting on the completion of these transactions, Patrick Ricard stated:
“Our partnership with Fortune Brands will remain an example of cooperation and represents what two groups, otherwise competiting, can achieve together when their strategic objectives are complementary.”

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

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REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

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